UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. 3)*

Macquarie Infrastructure Company LLC

(Name of Issuer)

Limited Liability Company Interests

(Title of Class of Securities)

55608B105

(CUSIP Number)

May 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 55608B105
1		NAMES OF REPORTING PERSONS
MSDC Management, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
3,094,964 (See Item 4)
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 3,094,964 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,094,964 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
6.7% 1
12		TYPE OF REPORTING PERSON*
PN

**SEE INTRUCTIONS BEFORE FILLING OUT.

1
The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 46,474,212 Limited Liability Company Interests outstanding as of May 1, 2012 as reported in the Company’s Form 10-Q filed on May 2, 2012.

SCHEDULE 13G

CUSIP NO. 55608B105
1		NAMES OF REPORTING PERSONS
MSD Torchlight Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
3,094,964 (See Item 4)
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 3,094,964 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,094,964 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
6.7%
12		TYPE OF REPORTING PERSON*
PN

**SEE INTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13G

CUSIP NO.  55608B105

Item 1(a)         Name of Issuer:

The name of the issuer is Macquarie Infrastructure Company LLC (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at 125 West 55th Street, New York, New York 10019.

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of MSD Torchlight Partners, L.P. (“MSD Torchlight”) and MSDC Management, L.P. (“MSDC” and, together with MSD Torchlight, the “Reporting Persons”). MSD Torchlight is the direct beneficial owner of the Limited Liability Company Interests (“LLC Interests”) covered by this statement. MSDC is the investment manager of, and may be deemed to have or share voting and dispositive power over securities owned by, MSD Torchlight.  MSDC Management (GP), LLC (“MSDC GP”) is the general partner of, and may be deemed to have or share voting and dispositive power over securities beneficially owned by, MSDC.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC GP and may be deemed to have or share voting and/or dispositive power over the securities beneficially owned by MSDC GP.  Each of Messrs. Fuhrman, Phelan and Lisker disclaims beneficial ownership of such securities. Each such person other than the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.2

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is c/o MSDC Management, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

Item 2(d)	Title of Class of Securities:

Limited Liability Company Interests

Item 2(e)	CUSIP No.:

55608B105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

2
The securities covered by this statement are held by a partnership that previously was named MSD Torchlight, L.P.  On May 31, 2012, MSD Torchlight, L.P. changed its name to MSD Torchlight Partners, L.P., as part of a reorganization of MSD Torchlight, L.P.’s ownership and management structure (the “Reorganization”).  As part of the Reorganization, MSDC Management, L.P. became the investment manager of MSD Torchlight, and as a result, became an indirect beneficial owner of the securities held by MSD Torchlight. In addition, MSD Capital (GP), LLC replaced MSD Capital, L.P. as the general partner of MSD Torchlight.

SCHEDULE 13G

Item 4	Ownership:

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

In connection with the Reorganization, Michael S. Dell and MSD Capital, L.P. ceased to be beneficial owners of more than five percent of LLC Interests of the Company and as of the date hereof are no longer subject to Section 13(d) or 13(g) with respect to the LLC Interests and are no longer reporting persons in the Schedule 13G.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2012

MSDC Management, L.P.

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: Manager

MSD Torchlight Partners, L.P.

By: MSDC Management, L.P

Its: Investment Manager

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: _Manager_____________

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

Exhibit 99.1

JOINT FILING AGREEMENT

June 8, 2012

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date:  June 8, 2012

MSDC Management, L.P.

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: Manager

MSD Torchlight Partners, L.P.

By: MSDC Management, L.P

Its: Investment Manager

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: _Manager_____________